

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

February 2, 2016

Via E-mail
Mr. Kevin Nanke
Chief Financial Officer
Lilis Energy, Inc.
216 16th Street, Suite 1350
Denver, Colorado 80202

> **Re:** **Lilis Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2015**
> **Filed November 23, 2015**
> **Form 8-K Filed January 20, 2016**
> **Response Letter Dated December 18, 2015**
> **File No. 1-35330**

Dear Mr. Nanke:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

Financial Statements

Note 2 – Liquidity, page 5

1.   We note your response to prior comment 1, as well as the impairment charge recorded during the third quarter of 2015.

Clarify for us whether you intend to report proved undeveloped reserves as of December 31, 2015. If so, explain to us, in detail, how you have met the requirements of Rule 4-

10(a)(26) of Regulation S-X, which indicate that "there must exist, or there must be a reasonable expectation that there will exist …all…financing required to implement the project."

Form 8-K filed January 20, 2016

Exhibit 99.2 - Corporate Presentation

2.   We have the following observations regarding the presentation provided under Exhibit 99.2:

- Page 8 of the presentation describes "500 possible horizontal locations with EUR of over 130 million BOE". It is not clear whether the referenced locations and quantities include possible reserves, some combination of proved, probable, or possible reserves, as defined in Rule 4-10(a) of Regulation S-X, or something else;

- Under the caption Reserve/Resource Disclosure on page 2, you include the terms "resource potential" and "estimated ultimate recovery (EUR) without providing definitions for them;

- The discussion on page 2 regarding "resource potential" and "estimated ultimate recovery" indicates that you use these terms to characterize "reserve estimates" but also indicates that EUR refers to something other than proved, probable or possible reserves as defined in Rule 4-10(a) of Regulation S-X;

- Discussion of the Wolfe #3H well on page 14 indicates that it is anticipated that the horizontal well will make multiples of the Crittendon Field vertical wells. It is not clear whether the referenced quantities are proved, probable or possible reserves, as defined in Rule 4-10(a) of Regulation S-X, or something else;

- Discussion on page 16 describes >500 locations with proven EUR potential. It is not clear whether these locations are proved as defined in Rule 4-10(a) of Regulation S-X; and,

- Discussion on pages 8 through 16 addresses various locations and acreage. However, it is not clear whether the locations are actual identified locations or theoretical. It is also not clear whether the locations and acreage are held by you, Brushy or a third party.

To avoid potential confusion, you should use clear, consistent terminology to describe locations and hydrocarbon quantities. To the extent that any terminology is either not defined in Rule 4-10(a) of Regulation S-X or is being used in a manner different than as defined in that rule, clearly indicate this and provide a clear definition of the term being

Mr. Kevin Nanke
Lilis Energy, Inc.
February 2, 2016

used.   Additionally, clarify the nature and ownership of all locations and acreage discussed.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources